Exhibit 4.16

Executive Employment Agreement

In consideration of his employment by INNOCOLL PHARMACEUTICALS LTD. (“Company”) and the compensation and benefits outlined below, and intending to be legally bound, CHARLES F. KATZER (“Executive”) agrees with Company as follows:

1.	Definitions. As used in this Agreement, the following terms whether used in the singular or plural form shall have the meanings set forth below:

1.1	An “Affiliate” of any Person means any Person directly or indirectly controlling, controlled by or under common control with such Person including without limitation any direct or indirect Subsidiary of such Person.

1.2	“Board” means the Management Board of the Company’s parent company, Innocoll AG.

1.3	“Supervisory Board” means the Supervisory Board of Innocoll AG.

1.4	“Change in Control” means either of the following:

(a)	A tender offer, stock purchase, other stock acquisition, merger, consolidation or recapitalization whereby any Person or group of Persons, as such term is defined under the United States Securities Exchange Act of 1934, other than (1) Existing Shareholders, and (2) Executive Management become the beneficial owners, directly or indirectly, of securities of Innocoll AG representing more than fifty percent (50%) of the combined voting power of all of Innocoll AG’s then outstanding securities, or

(b)	Any transfer of all or substantially all of the assets of Innocoll AG, including without limitation Innocoll AG’s rights under this Agreement, to any entity where more than fifty percent (50%) of the combined voting power of all of such entity’s then outstanding securities is owned by a Person or group of Persons other than (1) Existing Shareholders, and (2) Executive Management.

Notwithstanding the foregoing, no transaction will constitute a Change in Control unless such transaction also constitutes a “change in ownership” of Innocoll AG or a “change in ownership of a substantial portion of the assets” of Innocoll AG within the meaning of United States Treasury Regulation Section 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii), respectively.

1.5	“Company’s Business” means:

(a)	the business of development and commercialization of products based on collagen based drug delivery technologies, including without limitation, products that are administered by implantation, topically, bucally, orally or intra-ocularly; and

(b)	any other material business conducted or under development during the Restrictive Period by Company, any Affiliate of Company, or any current or prospective business partner or collaborator of the Company or Innocoll AG.

1.6	“Effective Date” means the date that this Agreement is signed by Executive.

1.7	“Executive Management” means collectively, all Persons who have been, are or hereafter shall be officers of the Company or Innocoll AG otherwise in an executive or management position with Company or Innocoll AG.

1.8	“Existing Shareholders” means collectively, all shareholders of record of Innocoll AG as of the date of this Agreement, all shareholders or general and limited partners of any shareholder of record of Innocoll AG as of the date of this Agreement (each such partner or shareholder being hereinafter referred to as “Partner”), all members of the immediate family of each such Partner, including without limitation, all parents, children, grandchildren, spouses and siblings thereof, and all spouses of each of the foregoing, all other Persons, directly or indirectly, owned or controlled by any Existing Shareholder or Partner or in which any Existing Shareholder or Partner has any material interest.

1.9	“Exit Date” means the date on which Executive ceases to be employed by Company or any of its Affiliates.

1.10	“Person” means any association, company, corporation, estate, individual, limited liability company, limited liability partnership, limited partnership, family limited partnership, general partnership, individual, trust or other entity or organization of any nature.

1.11	“Restrictive Period” means the period of time that commences on the date of this Agreement and ends three hundred sixty-five (365) days following the Exit Date.

1.12	“Subsidiary” means any corporation of which Company and/or Innocoll AG owns or controls, directly or indirectly, through one (1) or more Affiliates or other Subsidiaries, more than fifty percent (50%) of the combined voting power of all of the outstanding securities of capital stock of such corporation and includes, without limitation, Innocoll Pharmaceuticals, Ltd., an Irish private limited company, its subsidiary Syntacoll GmbH, a German limited liability company, Innocoll Technologies Ltd., an Irish private limited company, and Innocoll, Inc., a Virginia corporation.

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2.	No Conflicting Agreements. Executive (a) represents to Company that he is not currently subject to, and shall not hereafter become subject to, any employment agreement, confidentiality agreement, non-competition agreement, non-disclosure agreement or any other agreement, covenant, understanding or restriction which would prohibit Executive from fully observing and performing his duties and responsibilities to Company or would otherwise in any manner, directly or indirectly, limit or affect the duties and responsibilities which may now or in the future be assigned to Executive by Company; and (b) represents to Company that to the best of his knowledge no current employee of Company is currently subject to any employment agreement, confidentiality agreement, non-competition agreement, non-disclosure agreement or any other agreement, covenant, understanding or restriction which prohibits such employee from fully observing and performing his or her duties and responsibilities to Company or would otherwise in any manner, directly or indirectly, limit or effect the duties and responsibilities which may now or in the future be assigned to such employee by Company.

3.	Employment. Company employs Executive and Executive accepts such employment in accordance with the terms of this Agreement including without limitation:

3.1	Commencing on the Effective Date and subject to satisfactory reference and background checks and required documentary proof of Executive’s authorization to work in the United States, Executive shall serve on a full-time basis as VP, Global Supply/Procurement of the Company and shall perform all duties and accept all responsibilities incident to such position as may be reasonably assigned to Executive by the Company’s Chief Executive Officer or the Board. Executive shall report to the Company’s Chief Executive Officer and shall devote substantially all of his business time, attention, and skills to the business and affairs of the Company. Except for domestic and international travel as reasonably required to perform Executive’s duties, Executive’s primary work location will be the Company’s headquarters, which is currently located at 3813 West Chester Pike, Newtown Square, Pennsylvania 19073.

3.2	Simultaneous with the Effective Date, the Board, with the authorization of the Supervisory Board (or its Compensation Committee), will approve a grant to the Executive of options to purchase 11,500 ordinary shares under the Innocoll AG 2014 Stock Option Plan (the “Stock Option Plan”). As provided in the Stock Option Plan, the options will be issued pursuant to a Grant Letter Agreement between Innocoll AG and the Executive (the “Grant Letter”) and have an exercise price equal to fair market value of the ordinary shares of which, at the Company’s discretion (as set forth in the Grant Letter), will be either (i) 13.25 times the average closing price of the Company’s ADS on NASDAQ Global Market on the last 10 trading days immediately preceding the Grant Date, or (ii) 13.25 times the price of Innocoll’s ADS on NASDAQ Global Market on the Grant Date. The

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Grant Letter will also provide that the options will vest over three (3) years, with l/3rd of the options vesting after the first year following the Effective Date, and thereafter in equal quarterly installments. Options will be issued out of Innocoll AG’s existing conditional capital and are subject to all other terms and conditions of the Stock Option Plan, including, but not limited to, a 4-year mandatory waiting period before any option can be exercised and certain additional performance thresholds.

3.3	For each calendar year of the Executive’s continuing employment starting in 2016, the Board, with the authorization of the Supervisory Board (or its Compensation Committee), shall consider an annual grant to Executive of additional options under the Stock Option Plan or a future stock option plan of the Company then in effect based upon a variety of factors deemed important to the Supervisory Board including the Company’s performance and the competitiveness of the Executive’s compensation within the relevant market. The annual grant shall be in the sole discretion of the Compensation Committee and the Supervisory Board. The Compensation Committee and the Supervisory Board shall further have the discretion to issue to the Executive additional equity compensation, including but not limited to options, as it may determine from time to time and will consider changes in the capital of the Company when making such decisions.

3.4	For all services rendered by Executive hereunder, so long as Executive is employed by Company, Company shall pay Executive an annual base compensation (“Base Salary”) of Three Hundred Fifty Thousand Dollars ($350,000) payable in installments at such time as Company customarily pays its other U.S. employees and shall provide Executive with such medical, dental, life, retirement, and disability insurance benefits as are provided to other U.S. executives of the Company. The Supervisory Board shall review Executive’s Base Salary at least annually and may from time to time adjust Executive’s Base Salary in its sole discretion. Nothing contained herein shall be deemed to establish any specific term of employment.

3.5	Annually throughout the employment relationship, the Supervisory Board shall establish annual corporate goals and objectives (“Annual Corporate Goals”) and annual individual goals and objectives (“Annual Individual Goals”) applicable to Executive for the then current calendar year. In the event that Company shall fully achieve all of the Annual Corporate Goals and Executive shall fully achieve all of his Annual Individual Goals applicable to any calendar year, Executive shall be eligible for a targeted performance bonus (“Annual Target Performance Bonus”) of forty percent (40%) of Executive’s Base Salary; provided that the Supervisory Board shall have the discretion to pay an annual bonus to Executive even if Innocoll AG does not fully achieve all of the Annual Corporate Goals or Executive does not fully achieve all of his Annual Individual Goals applicable to any calendar year and shall have the discretion to pay

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Executive an annual bonus in excess of the Annual Target Performance Bonus if Innocoll AG exceeds the Annual Corporate Goals and Executive exceeds his Annual Individual Goals. Executive’s bonus in any year shall not exceed one hundred fifty percent (150%) of the Annual Target Performance Bonus. Such Annual Targeted Performance Bonus or other annual bonus as may be determined by the Supervisory Board in its discretion shall be payable at such time and in such manner during the one hundred twenty (120) day period immediately following December 31 of such calendar year as the Supervisory Board shall determine in its sole discretion.

3.6	So long as Executive is employed by Company, Executive shall be entitled to four (4) weeks annual vacation in accordance with such policies as Company shall from time to time promulgate.

4.	No Solicitation/Hire. During the Restrictive Period, Executive shall not, either directly or indirectly, employ or solicit the employment of any Person or engage, solicit the engagement as a consultant of any Person, who is employed by Innocoll AG, Company or any of its Affiliates in an executive, management, marketing, scientific or technical capacity on a full or part-time basis as of the date of termination of the employment relationship between Company and Executive or within the one (1) year period immediately preceding the Exit Date.

5.	Covenant-Not-To-Compete. During the Restrictive Period, Executive shall not, and shall not encourage or permit any of his Affiliates, or any other Person, directly or indirectly, to:

5.1	engage in competition with, or acquire a direct or indirect interest or an option to acquire such an interest in any Person engaged in competition with Company’s Business or Innocoll AG’s business anywhere in the world (other than an interest of not more than five percent (5%) of the outstanding stock of any publicly traded company);

5.2	serve as a director, officer, employee, consultant, agent or representative of, or furnish information to, or otherwise facilitate in any way the efforts of, any Person engaged in competition with Company’s Business or Innocoll AG’s business anywhere in the world;

5.3	solicit, employ, interfere with or attempt to entice away from Company, Innocoll AG or any Affiliate of Company any Person who has been employed or was engaged by Company, Innocoll AG or any such Affiliate in an executive, management, marketing, scientific or technical capacity in connection with the conduct of Company’s Business or Innocoll AG’s Business within one year prior to such solicitation, employment, interference or enticement; or

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5.4	approach for any business or commercial purpose any Person who competes with or has plans of which Executive is aware to compete with Company’s Business or Innocoll AG’s Business, or solicit or deal with any Person who at any time during the one (1) year period immediately preceding the Exit Date was a customer, client, supplier, agent or distributor of Company, Innocoll AG or any Affiliate or, as of the Exit Date, was the subject of active Company efforts to become a customer, client, supplier, agent or distributor of the Company.

The Restrictive Period shall be automatically extended for any period of time during which the Executive has breached, or threatened to breach, any provisions hereof. The geographic scope of the covenants set forth in this Section 5 shall be worldwide and Executive acknowledges that the business of Company and its Affiliates is worldwide and therefore the geographic scope of such covenants is reasonable and necessary to protect the interests of Company and Innocoll AG.

6.	Benefits Payable Upon Termination of Employment.

6.1	Except as specifically provided in this Agreement or required by applicable law, upon termination of the employment relationship between Company and Executive for any reason, all duties and obligations of Company to Executive and all rights, remedies, compensation, benefits, privileges, grants and options of Executive shall cease and terminate as of the Exit Date; provided, however, that Executive shall be entitled to receive the following: (a) payment of accrued but unpaid Base Salary up to the Exit Date, if any, (b) any Annual Target Performance Bonus earned but unpaid for the year preceding the year in which the Exit Date falls, (c) unreimbursed business expenses, and (d) any vested or accrued benefits as of the Exit Date under any benefit plans maintained, or contributed to, by the Company, or any disability benefits program sponsored by the Company (excluding for such purposes any stock option or similar plans), subject to the terms and conditions of each such plan or program.

6.2	Executive shall be entitled to the compensation and benefits specified in Section 6.3 hereof if Executive’s employment by Company is terminated (a) by Company, other than by reason of any of the events set forth in Section, 6.4 or 6.5 below, or (b) by Executive as a result of (or in connection with) any of the following: (i) a material breach by the Company of this Agreement; (ii) a change in Executive’s position with the Company that materially reduces the Executive’s level of authority, responsibilities, or duties; or (iii) a material reduction in the Executive’s fixed annual salary or benefits. In the event that Executive seeks to terminate his employment pursuant to this Section, he must first provide the Company with thirty (30) days written notice and an opportunity to cure pursuant to Section 9 of this Agreement. For Executive to invoke this provision, Executive must provide written notice within thirty (30) days of

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becoming aware of the fact or circumstance allegedly giving rise to a basis to terminate hereunder and, after the Company’s thirty-day cure period has expired, Executive must terminate within thirty (30) days after said expiration.

6.3	Upon termination of employment as set forth in Section 6.2 or Section 8 of this Agreement, and on the condition of signing a separation agreement including a plenary release in a form acceptable to the Company, Executive shall be entitled to Base Salary payable in installments and in such amounts as were in effect on the date of termination of Executive’s employment for twelve (12) months after the date the employment relationship between Company and Executive ends, provided however, that Executive’s salary continuation hereunder shall not exceed the number of months of Executive’s employment.

6.4	Executive shall not be entitled to any compensation or benefits, including without limitation those referred in Section 6.3 of this Agreement, in the event that the employment relationship between Company and Executive ends by reason of: Executive’s admission of any dishonest or illegal act or omission; Executive’s conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence; any negligent act or omission by Executive which has a material adverse effect upon Company; Executive’s willful misconduct; any representation to Company by Executive contained in this Agreement is materially false or misleading; Executive’s failure to implement or observe any lawful directive of the Board or Supervisory Board, or Executive’s breach, violation or default of any of the covenants, duties or obligations imposed upon Executive pursuant to this Agreement and the failure to cure the same (if curable as permitted by Section 9 of this Agreement) within thirty (30) days after receiving written notice from Company of the same; or Executive’s failure to fully perform such performance standards as shall be determined from time to time by the Supervisory Board and the failure to cure the same within thirty (30) days after receiving written notice from Company of the same.

6.5	Death or Disability. In the event of the Executive’s death while employed by the Company, the Company shall pay to the Executive’s estate all compensation and benefits earned through the date of death. In the event of Executive’s inability to perform fully his duties and responsibilities to Company to the full extent required by the Board by reason of illness, injury or incapacity for ninety (90) consecutive days, or for more than one hundred twenty (120) days in the aggregate during any period of twelve (12) consecutive calendar months, the Company shall pay to the Executive all compensation and benefits earned through the date of disability. Additionally, in the event of death, Executive’s beneficiaries shall be entitled to receive the proceeds from any applicable policy of life insurance obtained by the Company for the benefit of such beneficiaries.

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In the event of disability, Executive shall be entitled to receive the proceeds from any applicable disability insurance policy obtained by the Company for the benefit of the Executive.

6.6	Upon termination of Executive’s employment for any reason, Executive agrees to resign from any and all other positions, boards, and committees of the Company and its Affiliates and all Company property shall be returned by Executive to Company within three (3) days of such termination. All other compensation and benefits of any nature provided by Company not otherwise addressed in this Agreement shall terminate as of the date of termination of Executive’s employment.

7.	Confidential Information/Developments.

7.1	Executive recognizes and acknowledges that by reason of his employment by and service to Company, he shall have access to financial, marketing, scientific, technical, proprietary and other confidential information of Company and its Affiliates, including information and knowledge pertaining to Company’s standard operating procedures, processes and formulae, whether patentable or not, Company’s pharmaceutical procedures, products and services offered, research ideas, product testing and development, clinical test results, methods, inventions, innovations, recipes and formulae, designs, ideas, plans, trade secrets, know-how, distribution and sales methods and systems, sales and profit figures, customer and client lists, supplier lists, confidential information obtained from third parties and relationships between Company and its Affiliates, distributors, customers, clients, suppliers and others who have business dealings with Company and its Affiliates and other information not known to Company’s competitors (all of the foregoing being hereinafter referred to as “Confidential Information”). Executive acknowledges that the Confidential Information is a valuable and unique asset of Company and covenants that he shall not, either during the period of time during which Executive is employed by Company or at any time thereafter, disclose any such Confidential Information to any Person for any reason whatsoever without the prior written authorization of the Board, unless such information is in the public domain through no fault of Executive or except (a) as may be required by law with prior notice to Company, or (b) to the extent that such disclosure is provided on a “need-to-know” basis in the proper service of Company’s business interests.

7.2	Executive further recognizes and acknowledges that, in light of his particular duties and responsibilities to Company, all inventions, discoveries, programs, programming techniques, underlying program designs and/or concepts, machinery, products, processes, computer hardware, information systems, software (including without limitation source code, object code, documentation, diagrams and flow charts) and improvements, whether patentable or not, which have been or may in the

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future be made by him during the course of his duties to Company which relate to any business or activity of Company, whether solely or jointly with others, whether during or outside normal working hours and whether on or off the premises of Company (all of the foregoing being hereinafter referred to as “Inventions and Discoveries”), are and shall be and remain the exclusive property of Company, whether or not disclosed, assigned or transferred at the time of the termination of the employment relationship established pursuant to this Agreement.

7.3	Without request, Executive shall promptly and fully disclose to the Board and/or Supervisory Board and to no other Person the Inventions and Discoveries referred to in Section 7.2 above and shall assign to Company all of his rights throughout the world to such Inventions and Discoveries. Upon the request of Company, either during the period of time during which Executive is employed by Company or thereafter, Executive or his personal representatives, at the sole expense and subject to the exclusive control of Company, shall apply or join with Company in applying for a patent, trademark, trade name or registered mark or design in all such countries of the world as Company may in its sole discretion determine, and further shall execute all papers necessary therefore including without limitation assignments to Company, or its nominee, without further consideration.

8.	Termination of Employment in Connection with a Change in Control. If Executive’s employment is terminated within ninety (90) days before or after a Change in Control for any reason other than (a) Cause, or (b) Executive’s resignation that does not qualify under Section 6.2, then any and all of the shares of Innocoll AG owned by Executive that remain subject to forfeiture shall automatically become no longer subject to forfeiture upon the latter to occur of: (i) the occurrence of the Change in Control, or (ii) the termination of Executive’s employment as provided above; provided, however, that if Executive’s resignation qualifies under Section 6.2, Executive must comply with the thirty (30) days written notice and opportunity to cure requirements of Section 6.2, and in such event, Executive shall be entitled to the compensation and benefits specified in Section 6.3 hereof, as well as, the acceleration of vesting of his equity compensation, subject to limitations imposed under German law.

9.	Remedies. Except as otherwise provided in this Agreement, upon any breach, violation or default by either party to this Agreement (“Defaulting Party”) of any of the representations, covenants, duties or obligations imposed upon such Defaulting Party pursuant to this Agreement, and, if curable, the failure of such Defaulting Party to cure such breach, violation or default within ten (10) days of the date of the giving of notice by the other party to this Agreement (“Non-Defaulting Party”), the Non-Defaulting Party shall have all rights and remedies which are contained in this Agreement and all other rights and remedies which are at law, in equity or by statute permitted or provided, all such rights and remedies to be cumulative and concurrent. Notwithstanding anything to the

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contrary, Executive shall have no right to cure any breach, violation or default of any representation, covenant, duty or obligation imposed upon Executive pursuant to this Agreement which arises out of, pertains to or constitutes any dishonest or illegal act or omission, any conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence, commission of any willful misconduct or any breach, violation or default upon the provisions of Sections 5 or 7 of this Agreement.

10.	Disability Payments. In the event that Company shall obtain or procure any disability or similar insurance which makes payments to Executive (“Disability Payments”) on account of Executive being unable to perform his duties and obligations to Company by reason of illness, injury or incapacity, the aggregate amount of such Disability Payments shall constitute a credit on a dollar for dollar basis against all amounts, including without limitation Base Salary, owing by Company to Executive and shall decrease on a dollar for dollar basis such amounts owing by Company, and Company shall be released to such extent. Nothing contained in this Section shall impose any duty or obligation upon Company to obtain any such insurance.

11.	Papers. All correspondence, memoranda, notes, records, reports, drawings, lists, photographs, plans and other papers and items received or made by Executive in connection with his employment by Company shall be the property of Company. Executive shall deliver all such materials, and all copies thereof in whatever form stored, to Company upon request of Company and, even if it does not request, when his employment by Company ends.

12.	Compliance with 409A and 280G of the United States Internal Revenue Code.

12.1	The intent of the parties is that all payments of compensation and benefits under this Agreement will comply with Section 409A of the United States Internal Revenue Service Code (the “Code”) and regulations and guidance promulgated thereunder to the extent such compensation and benefits are not exempt from Section 409A of the Code as short-term deferrals or otherwise. Accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance with Section 409A of the Code.

12.2	If and to the extent required to comply with Section 409A of the Code, with respect to any payments or benefits required to be paid on account of Executive’s termination of employment, “termination of employment” or words to similar effect shall mean “separation from service” as defined in Section 409A of the Code and regulations issued thereunder.

12.3	Notwithstanding any provision of this Agreement to the contrary, if Executive is considered a specified employee (as defined below) at the time of his separation from service, under such procedures as established by Company in accordance with Section 409A of the Code, all payments

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hereunder that are both treated as deferred compensation as defined in applicable regulations issued under to Section 409A of the Code (after taking into account any applicable exemptions, including without limitation the exemption for short-term deferrals as described in United States Treasury Regulation 1.409A-1(b)(4) and the exemption for separation pay plans described in Unites States Treasury Regulation Section 1.409A-1(b)(9)(iii)) and are payable on account of Executive’s separation from service (for any reason other than his death) may not commence earlier than the earlier of (i) six (6) months after the date of Executive’s separation from service or (ii) the date of Executive’s death. Therefore, in the event this provision is applicable to Executive, any such payment to which the preceding sentence applies that would otherwise be paid to Executive within the first six (6) months following his separation from service shall be accumulated and paid to Executive or his estate in a lump sum on the first regularly scheduled pay date following the first day of the seventh calendar month that begins following Executive’s separation from service (or, if earlier, upon Executive’s death). All subsequent distributions shall be paid in the manner otherwise specified in this Agreement. The term “specified employee” shall have the meaning set forth in Section 409A of the Code and regulations thereunder.

12.4	Each payment of remuneration or benefits paid to Executive or his estate following his separation from service pursuant to Section 6.3 of this Agreement shall be treated as a separate payment for purposes of Section 409A of the Code and the regulations thereunder. To the extent that the payment of any remuneration or benefits to Executive pursuant to Section 6.3 of this Agreement is conditioned on Executive’s execution of a plenary release of all claims, such release must be executed and the applicable revocation period provided for thereunder must expire (without any revocation of such release) no later than sixty days after Executive’s separation from service. As soon as practicable after the expiration of the applicable revocation period under the release expires without any revocation of such release (but no later than March 15 of the calendar year following the calendar year in which Executive’s separation from service occurred), the Company will promptly pay Executive (or his estate if his has died) any amounts that were conditioned upon his execution of a complete and general release and which were otherwise due and payable at the time such revocation period expires.

12.5	To the extent that any expense reimbursement, fringe benefit, in-kind benefit (including any reimbursement described in Section 6.3 of this Agreement) or any similar benefit to which Executive is entitled pursuant to this Agreement or pursuant to any other plan or arrangement in which Executive participates during his period of employment or thereafter provides for a “deferral of compensation” within the meaning of Section 409A of the Code, (i) the amount of expenses eligible for reimbursement provided to Executive during any calendar year shall not affect the amount
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of expenses eligible for reimbursement or in-kind benefits provided to Executive in any other calendar year, (ii) the reimbursements for expenses for which Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (iii) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

12.6	To the extent that the payments and benefits provided under this Agreement and benefits provided to, or for the benefit of, Executive under any other plan or agreement of the Company or any of its Affiliates (such payments or benefits are collectively referred to as the “Payments”) would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Code or any successor provision thereto, or any similar tax imposed by state or local law, the Payments shall be reduced (but not below zero) to the extent necessary so that no Payment to be made or benefit to be provided to Executive shall be subject to the Excise Tax (such reduced amount is hereinafter referred to as the “Limited Payment Amount”), but only if such reduction results in a higher after-tax payment to Executive after taking into account the Excise Tax and any additional taxes Executive would pay if such Payments and benefits were not reduced. The determination of whether the Payments shall be reduced to the Limited Payment Amount pursuant to this Agreement and the amount of such Limited Payment Amount shall be made by the Company’s regular accounting firm (the “Accounting Firm”). The Accounting Firm shall provide its determination (the “Determination”), together with detailed supporting calculations and documentation to the Company and Executive within thirty (30) days of the Exit Date or such other time as specified by mutual agreement of the Company and Executive. The Determination shall be binding, final and conclusive upon the Company and Executive.

13.	Enforcement. Executive acknowledges that any breach, violation or default by Executive of any of the representations, duties or obligations imposed upon Executive pursuant to this Agreement may cause Company immediate and irreparable harm for which Company’s remedies at law (such as money damages) will be inadequate. Company shall have the right, in addition to any other rights it may have, to obtain an injunction to restrain any breach or threatened breach of this Agreement. Should any provision of this Agreement be adjudged to any extent invalid by any competent tribunal, that provision shall be deemed modified to the extent necessary to make it enforceable. Company may contact any Person with or for whom Executive works after his employment by Company ends and may send that Person a copy of this Agreement.

14.	Binding Effect. Executive’s undertakings hereunder shall bind him and his heirs and legal representatives regardless of (a) the duration of his employment by Company, (b) any change in his title, duties or the nature of his employment,

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(c) the reasons for or manner of termination of his employment, (d) the amount of his compensation, or (e) Change in Control. The duties and responsibilities of Executive to Company are of a personal nature and shall not be assignable or delegatable in whole or in part by Executive. Company shall have the absolute right to assign all or any part of this Agreement without the consent of Executive. In the event of any assignment by Company of this Agreement, Company’s assignee shall have the right to enforce each of the provisions of this Agreement, including without limitation, Sections 4, 5, 7, 9, 11, 12 and 13 of this Agreement and in such event, as used in this Agreement, “Company” shall include without limitation any assignee or other successor to its business or assets.

15.	Miscellaneous. This Agreement (a) supersedes all prior understandings, discussions, negotiations, correspondence and other writings and constitutes the entire understanding between Company and Executive about the subject matter covered by this Agreement, (b) may be modified or varied only in writing signed by Company and Executive, (c) shall survive the termination of the employment relationship between Company and Executive, (d) is subject to and contingent and conditioned upon approval by the Supervisory Board and shall not be binding upon Company unless and until such approval by the Supervisory Board is given, and (e) shall be governed by Pennsylvania law without giving effect to any conflict of laws provisions, except to the extent that mandatory rules of German corporate law are controlling.

16.	Jurisdiction. The parties hereto agree that any legal suit, action, or proceeding between them arising out of or relating to this Agreement shall be brought in the appropriate state or federal court in or for the Pennsylvania county in which the Company’s principal U.S. office is located or, if none, then Chester County, Pennsylvania and the parties each waive any defense as to personal jurisdiction therein.

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IN WITNESS WHEREOF, and INTENDING TO BE LEGALLY BOUND HEREBY, the parties to this Agreement have executed this Agreement as of the 14th day of December, 2015.

Innocoll Pharmaceuticals, Ltd.

Name:
Title:

Executive:

/s/ Charles F. Katzer
Charles F. Katzer

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